BTCS Inc.

9466 Georgia Avenue #124

Silver Spring, MD 20910

September 26, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

Re:	BTCS Inc.
Registration Statement on Form S-3
Filed February 14, 2024
File No. 333-277065

Ladies and Gentlemen:

This letter is submitted by BTCS Inc. (the “Company” or “BTCS”) in response to the comment letter dated March 4, 2024 issued by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-3 filed February 14, 2024.

For your convenience, each of the Staff’s comments have been restated below in their entirety, with the Company’s responses set forth immediately beneath such comment.

Registration Statement on Form S-3

Cover Page

1.	Please revise to disclose the amount of all securities offered pursuant to General Instruction I.B.6 during the prior 12 calendar month period. Refer to Instruction 7 to the General Instruction I.B.6 of Form S-3.

Response:

The Company has added this disclosure to the Form S-3/A.

General

2.	Please confirm your understanding that we will not be in a position to declare your registration statement effective until all outstanding comments regarding your Form 10-K for the fiscal year ended December 31, 2022 have been resolved. In addition, to the extent that any comments related to our review of your Form 10-K apply to disclosure in the registration statement, please make corresponding revisions to all affected disclosure.

Response:

The Company confirms that the Form S-3 may not go effective until after all outstanding comments regarding the Form 10-K have been resolved.

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Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Brian S. Bernstein, Esq. or Michael D. Harris, Esq. of Nason Yeager Gerson Harris & Fumero, P.A., the Company’s legal counsel, at 561-686-3307, bbernstein@nasonyeager.com and mharris@nasonyeager.com.

Sincerely,

BTCS Inc.

By:	/s/Charles Allen
Charles Allen, CEO

cc:	Brian Bernstein, Esq.
Michael Harris, Esq.

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